Exhibit (g)(10)

GIBSON, DUNN & CRUTCHER LLP
WAYNE W. SMITH, SBN 054593
JOSEPH P. BUSCH, III, SBN 070340
RAFFAELE G. FAZIO, SBN 185378
4 Park Plaza, Suite 1400
Irvine, California 92614-8557
(714) 451-3800

DAVIS POLK & WARDWELL
MICHAEL P. CARROLL
JAMES H.R. WINDELS
450 Lexington Avenue
New York, NY  10017
(212) 450-4000

Attorneys for Plaintiff
Emeritus Corporation

                   SUPERIOR COURT OF THE STATE OF CALIFORNIA
                           FOR THE COUNTY OF ORANGE

-----------------------------------X
                                   :
EMERITUS CORPORATION, a Washington :  CASE NO.  787788
corporation,                       :
                 Plaintiff,        :  ASSIGNED FOR ALL PURPOSES
                                   :  TO JUDGE DAVID H. BRICKNER,
         v.                        :  DEPT. 17
                                   :
ARV ASSISTED LIVING, INC., a       :  OPPOSITION TO DEFENDANTS'
California corporation; DAVID P.   :  DEMURRER
COLLINS, an individual; JOHN A.    :  Hearing date: January 23, 1998
BOOTY, an individual; R. BRUCE     :  Time:         3:00 p.m.
ANDREWS, an individual; MAURICE    :  Dept:         17
J. DeWALD, an individual; JOHN J.  :
RYDZEWSKI, an individual; ROBERT   :  ORAL ARGUMENT REQUESTED
P. FREEMAN, an individual;KENNETH  :  Date of Filing
M. JACOBS, an individual; MURRAY N.:  This Action: December 9, 1997
GUNTY, an individual; HOWARD G.    :  Trial date:  None set
PHANSTIEL, an individual; and      :
PROMETHEUS ASSISTED LIVING, LLC, a :
Delaware limited liability company,:
                                   :
       Defendants.                 :
                                   :
-----------------------------------X

               Plaintiff Emeritus Corporation ("Emeritus") respectfully submits this opposition to the demurrer of Defendants ARV Assisted Living, Inc. ("ARV"), David P. Collins, John A. Booty, R. Bruce Andrews, Maurice J. DeWald, John J. Rydzewski, Robert P. Freeman, Kenneth M. Jacobs, Murray N. Gunty and Howard G. Phanstiel (collectively, the "ARV Defendants").



                               TABLE OF CONTENTS

                                                                          Page

      1. SUMMARY OF ARGUMENT............................................... 1

      2. BACKGROUND........................................................ 2

         A. Overview of the Prometheus Transactions........................ 2

         B. The Agreements at Issue........................................ 4

            1. The SPA..................................................... 4

            2. The SA...................................................... 5

            3. The RSPA.................................................... 5

            4. The RSA..................................................... 5

         C. The Relationship Between LFREI and Prometheus.................. 5

      3.    LFREI IS NOT A NECESSARY AND INDISPENSABLE PARTY BECAUSE
            LFREI'S ABSENCE WILL NOT RESULT IN SUBSTANTIAL PREJUDICE
            TO LFREI, THE ARV DEFENDANTS OR PROMETHEUS..................... 6

      4.    EMERITUS HAS ALLEGED THROUGHOUT THE AMENDED COMPLAINT THAT
            IT IS A SHAREHOLDER OF ARV.................................... 11

      5.    CONCLUSION.................................................... 12



                             TABLE OF AUTHORITIES

CASES                                                                  Page(s)

Angie M. v. Superior Ct., 37 Cal. App. 4th 1217, 44 Cal. Rptr.
     2d 197 (Cal. Ct. App. 1995).........................................  12

Bank of California v. Supr. Ct., 16 Cal.2d 516, 521 (Cal. 1940)..........  10

Citizens Assn. v. County of Inyo, 172 Cal. App. 3d 151, 217 Cal. Rptr.
     983 (Cal. Ct. App. 1985)............................................ 9,10

Jones v. H.F. Ahmanson & Co., 1 Cal. 3d 93, 81 Cal. Rptr. 592 (Cal.
     1969)...............................................................  12

Lungren v. Community Redevelopment Agency, 56 Cal. App. 4th 868, 65 Cal.
     Rptr. 786 (Cal. Ct. App. 1997)...................................... 6,7,8

Perkins v. Superior Ct., 117 Cal. App. 3d 1, 172 Cal. Rptr. 427 (Cal.
     Ct. App. 1981)......................................................  11

Sierra Club, Inc. v. California Coastal Com., 95 Cal. App. 3d 495,
     157 Cal. Rptr. 190 (Cal. Ct. App. 1979).............................   9

Slater v. Blackwood, 15 Cal.3d 791, 126 Cal. Rptr. 225 (Cal. Ct.
     App. 1995)..........................................................   8


STATUTES

California Code of Civil Procedure Section 389..........................   7,8

California Corporations Code Section 309................................   12


TREATISES

5 B.E. Witkin, California Procedure - Pleading, Section  900, at 358
     (4th ed. 1997).....................................................   12

2 Harold Marsh, Jr. et al., Marsh's California Corporation Law, Section
     11.7, at 828 (3rd ed. 1997 Supp.)..................................   12



                     MEMORANDUM OF POINTS AND AUTHORITIES

1.    SUMMARY OF ARGUMENT

      This action focuses on the most fundamental right of corporate governance - the right of a corporation's shareholders to control the future of their corporation through their election of the corporation's board of directors. Emeritus is confident that it will establish to the satisfaction of this Court that the defendants have illegally rigged the election of ARV's board of directors at the upcoming annual meeting of ARV's shareholders on January 28, 1998. By its demurrer, ARV does not attack the substance of Emeritus' allegations of breach of fiduciary duty; rather, ARV raises two highly technical arguments which, first, are meritless under the law, and, second, will be rendered moot by the filing of Emeritus' proposed second amended complaint (attached as Exhibit A).

      The ARV Defendants advance two reasons why their demurrer to Emeritus' first amended complaint (the "FAC") should be sustained. Both must fail.

      First, Lazard Freres Real Estate Investors L.L.C. ("LFREI") is not a necessary party to this action within the meaning of California Code of Civil Procedure Section 389. The ARV Defendants ask this Court to adopt a per se rule that all parties to a contract are necessary and indispensable in any action relating that contract. This is not the law in California. Moreover, a close examination of LFREI's interests, as required by CCP Section 389, reveals that its absence from this action will not result in substantial prejudice to LFREI or to any defendant here.

      Second, the ARV Defendants' argument that Emeritus failed to allege that it is a shareholder of ARV and, therefore, that Emeritus lacks standing is utterly meritless. In fact, Emeritus referenced on at least four occasions in the FAC that it is a shareholder of ARV. Additionally, in four Exhibits attached to the original Complaint (the "OC"), including ARV's own proxy materials filed in August of 1997, Emeritus is identified as a shareholder of ARV. The ARV Defendants have received more than adequate notice in the FAC and elsewhere that Emeritus is a shareholder of ARV, and, as they have done throughout the events at issue in this proceeding, are once again attempting to hamper Emeritus' efforts to seek a fair vote of ARV's shareholders.

      In any event, the parties have agreed that, at least from a conceptual standpoint, the defects alleged to exist in the FAC by the ARV Defendants can be cured by amendment. If the Court is inclined to accept the arguments by the ARV Defendants, then Emeritus is prepared to file the proposed second amended complaint attached hereto as Exhibit A.(1)

-----------
(1) Emeritus has sought the consent of all defendants to file the second amended complaint. If defendants give their consent, Emeritus believes that the ARV Defendants should withdraw their demurrer as moot.


2.    BACKGROUND

      To understand the relationship among ARV, Prometheus Assisted Living LLC ("Prometheus"), and LFREI, one must first understand the background of the events that led to the filing of this action.

      A. Overview of the Prometheus Transactions

      On July 14, 1997, ARV announced that it had entered into a series of agreements with Prometheus, at that time an affiliate of LFREI (the "First Prometheus Transaction"). FAC Paragraph 35. In the First Prometheus Transaction, ARV agreed to sell up to 49.9% of its stock to Prometheus at $14 per share. Id. Ultimately, Prometheus purchased approximately 16% of ARV stock under the First Prometheus Transaction, and agreed to vote this stock in support of reelection of ARV's Board. Id. at Paragraphs 4, 35, 39.
In return, ARV's directors and senior officers, who owned approximately 20% of ARV's outstanding shares, agreed to vote their shares, subject to certain conditions, in support of Prometheus' three board nominees. Id. The First Prometheus Transaction also granted Prometheus' board representatives veto power over virtually any material activity by the Board. Id. at Paragraph 40.

      In mid-October, Emeritus made a proposal to the ARV Board to purchase ARV's outstanding shares for $16.50 per share in cash, a price nearly 18% higher than Prometheus had paid for its 16% block. Id. at Paragraph 62. After no significant consideration, ARV's board of directors rejected that offer, a decision that was received negatively by ARV's shareholders. Id. at Paragraphs 67-68. Instead of heeding its shareholders and exploring a transaction with Emeritus, however, ARV entered into a second series of transactions with Prometheus (the "Second Prometheus Transaction").

      Under the Second Prometheus Transaction, Prometheus retained the 16% block of ARV's stock, the right to three seats on ARV's Board and the option of acquiring up to 49.9% of ARV over a three-year period. Id. at Paragraph
70. The parties also continued their mutual commitments to support each other's Board nominees. Id. at Paragraph 69. The principal change from the first transaction was that instead of committing to purchase additional common stock outright, Prometheus bought $60 million worth of convertible notes from ARV (the "Notes"). Id. at Paragraph 70.

      Under the terms of the Notes, ARV was permitted to redeem and convert the Notes into common stock at approximately $14 per share, well below the then current market value of ARV's stock, and thereby place in Prometheus' hands an additional 23% of ARV's stock. Id. at Paragraph 75. Because all stock owned by Prometheus was contractually obligated to vote in support of ARV's Board, the redemption provision gave the ARV Defendants the ability to guarantee that 39% of ARV's stock (the original 16% block plus the additional 23%) would be ready to vote in support of the existing Board. Id. at Paragraph 70. Most significantly, ARV announced that the Second Prometheus Transaction would not be subject to shareholder approval and instead would be imposed involuntarily on its shareholders. Id. at Paragraphs 85-86.

      Realizing that ARV's Board was now fully entrenched and completely unwilling to consider its proposals regardless of the views of shareholders, on November 24, 1997, Emeritus filed proxy materials with the SEC indicating its intent to field a slate of candidates to run against ARV's Board at the annual meeting scheduled for January 8, 1998. Id. at Paragraph 90. In response, ARV's Board met on December 5, 1997, and voted to redeem the Notes, adjourned the annual meeting for a second time to January 28, 1998, and adjourned the record date for the annual meeting to December 18, 1997. Id. at Paragraphs 91, 93.

      The impact of the Board's actions on Emeritus and its other shareholders is severe. By redeeming the Notes and changing the record date, Prometheus now owns approximately 39% of ARV's stock and is contractually committed to vote that stock in support of ARV's current Board at the annual meeting. When Prometheus' 39% block is added to shares controlled by several senior officers and Board members of ARV and ARV's employee stock ownership plan, ARV's Board has outright support of over 50% of the voting stock, ensuring its victory.

         B. The Agreements at Issue.

      There are four agreements to which Prometheus, LFREI and ARV are parties, and which are the subject of the FAC.(2) The agreements are: the Stock Purchase Agreement dated as of July 14, 1997 (the "SPA"), the Stockholders Agreement dated as of July 14, 1997 (the "SA"), the Amended and Restated Stock Purchase and Note Agreement dated as of October 29, 1997 (the "RSPA"), and the Amended and Restated Stockholders Agreement dated as of October 29, 1997 (the "RSA"). See OC, Exs. C, D, M, P. The ARV Defendants would have this Court believe that the rights and obligations of Prometheus and LFREI under these agreements are identical, and that LFREI is a necessary party to any challenge to even portions of the contracts. Because the rights of Prometheus and LFREI are not identical, however, and because Emeritus is only seeking relief which would impact Prometheus' rights, the ARV Defendants' argument must fail.

--------------
(2) Emeritus joins in footnote 3, as corrected, to the Demurrer, which stands for the proposition that the exhibits to the OC may be cited to and referred to by the Court and parties in connection with the hearing on the Demurrer. See Errata to Demurrer at 2. Emeritus pleaded those exhibits in haec verba in the FAC, and did not attach copies of the exhibits (totaling 4" in thickness) from the OC to the FAC to avoid overburdening the Court's files.

            1. The SPA.

      LFREI is the "Advancing Party" under the SPA, ARV is the "Company" and Prometheus is the "Buyer." SPA (OC, Ex. C) at 8. Pursuant to Section 2.3 of the SPA, Prometheus is obligated to buy certain amounts of ARV stock, and the only obligation of LFREI is to advance money to Prometheus so that it can buy that stock. Id. at 16. If the purchase of the ARV stock by Prometheus is rescinded as Emeritus has requested, Prometheus will receive its money back. What happens between LFREI and Prometheus will be based on whatever the contractual arrangement between them is, if any; but that contractual arrangement is not the subject of this litigation. Section 5.5 of the SPA gives Prometheus, not LFREI, the ability to control corporate decisions. Id. at 40-43. Finally, Section 5.10 gives Prometheus, not LFREI, certain rights with respect to ARV's board of directors and executive committee. Id. at 44. The only obligation or right of LFREI under the SPA is to lend money to Prometheus. That obligation is simply not the subject of this action.

            2. The SA.

      The roles of the parties to the SA are the same as under the SPA. There are few obligations or benefits for LFREI. Under Section 3.1 of the SA, LFREI and Prometheus are separately required to vote any stock of ARV that they might own in favor of management's slate of directors. SA (OC, Ex. D) at
10. However, as described above, the SPA provides that Prometheus, not LFREI, is the buyer of the stock, and Emeritus is unaware that any of that stock has been transferred to LFREI. LFREI and Prometheus also separately agree that they will not act in concert or with others to acquire more than 49.9% of the outstanding stock of ARV for a three-years period, and will not cause any stock that they might acquire to be sold except under certain circumstances. Id. Sections 4.2, 4.3 at 15-16. Again, the obligations are separable, and Emeritus' action is not challenging any obligation of LFREI.

            3. The RSPA.

      The roles of the three signatories to the SPA are the same under the RSPA. RSPA (OC, Ex. M), recitals. Under its terms, Prometheus lends ARV $60 million in exchange for the Notes. Id. at Sections 2.1, 2.2. There is no obligation imposed on LFREI even to advance money to Prometheus in the RSPA. Other than providing representations and warranties to ARV, LFREI has no role whatsoever in the RSPA.

            4. The RSA.

      The only obligations imposed on LFREI under the RSA are found in Sections 3.1, 4.2 and 4.3, which mirror the identical paragraphs in the SA. RSA (OC, Ex. P) at Sections 3.1, 4.2, 4.3. As before, LFREI's obligations are separable from those imposed on Prometheus.

      C. The Relationship Between LFREI and Prometheus.

      Throughout their papers, the ARV Defendants refer to LFREI and Prometheus as "LFREI/Prometheus," as though the two were alter egos of each other. E.g., Demurrer at 2:8-16. The record is clear: LFREI never acquired one share of ARV stock or any of the Notes as a result of either of the Prometheus Transactions.(3)

-------------
(3) Of course, to the extent that LFREI and Prometheus are alter egos, that fact would substantially undermine any argument that LFREI has been prejudiced by not being formally named as a defendant in this action. Moreover, Prometheus and LFREI were represented by the same law firm in the course of negotiating the Prometheus Transactions. Finally, it is noteworthy that Prometheus -- the party best situated to determine its relationship to LFREI and whether LFREI will suffer any prejudice -- has not joined in the demurrer.

      The position taken by the ARV Defendants is directly contradicted by filings made by LFREI and Prometheus to the Securities & Exchange Commission (the "SEC"). The Schedule 13D, amendment no. 3, filed by Prometheus and LFREI with the SEC(4) discloses the following:

      o Prometheus "has the sole power to vote or to direct the vote" of all of the stock of ARV that it had acquired.
      o Prometheus "has the sole right to receive or the power to direct the receipt of any dividends from, or the proceeds of sale of, the shares of Common Stock."
      o On December 1, 1997, LFREI assigned all of its interest in Prometheus to LF Strategic Realty Investors II L.P. ("LFSRI"), of which LFREI is the general partner.
      o The funds for the loan by Prometheus "are to be made available to Prometheus through capital subscriptions from LFSRI's limited partners and from bank financing."

Even LFREI and Prometheus recognize that their interests are separable.

-------------
(4) Emeritus respectfully requests that the Court take judicial notice of Prometheus' Schedule 13D, Amendment No. 3, filed with the SEC. A copy is attached hereto as Exhibit B.

3. LFREI IS NOT A NECESSARY AND INDISPENSABLE PARTY BECAUSE LFREI'S ABSENCE WILL NOT RESULT IN SUBSTANTIAL PREJUDICE TO LFREI, THE ARV DEFENDANTS OR PROMETHEUS.

      According to the ARV Defendants, LFREI's absence "violates a well-settled rule that when a claim seeks to set aside a contract, all parties to that contract are indispensable parties to the action and must be joined." Demurrer at 5. This per se rule may be the law of some jurisdictions, but it is not the law in California. Indeed, the Court of Appeals recently rejected such a per se rule. Lungren v. Community Redevelopment Agency, 56 Cal. App. 4th 868, 877-78, 65 Cal. Rptr. 786,
792 (1997). In Lungren, the court held that "[t]he effect of this as a firm rule in determining whether to dismiss would be to eliminate the exercise of discretion accorded to the trial court under Code of Civil Procedure section 389." Id. The court rejected this result as one that would "render a party indispensable" because of the "mere fact of participation in a contract." Id.

      Section 389(a) provides the guiding principles of whether a party is necessary. The statute reads in relevant part as follows:

      (a) A person . . . shall be joined as a party in the action if (1) in his absence complete relief cannot be accorded among those already parties or (2) he claims an interest relating to the subject of the action and is so situated that the disposition of the action in his absence may (i) as a practical matter impair or impede his ability to protect that interest or (ii) leave any of the persons already parties subject to a substantial risk of incurring double, multiple, or otherwise inconsistent obligations by reason of his claimed interest. If he has not been so joined, the court shall order that he be made a party. [Emphasis added.]

"'This section, as adopted in 1971, limits compulsory joinder to those situations where the absence of a person may result in substantial prejudice to that person or to the parties already before the court.'" Lungren, 56 Cal. App. at 874-75, 65 Cal. Rptr. at 790. The question of whether to proceed without the absent party is a matter within the discretion and equity of the Court. Id. at 875, 65 Cal. Rptr. at 791.

      Specifically, section 389(a) requires LFREI's joinder "if (1) in [its] absence complete relief cannot be accorded among those already parties." Cal. Code of Civ. Proc. Section 389(a)(1). The ARV Defendants claim this requirement is met because, unless LFREI is bound by the Court's judgment, LFREI would be free to collaterally attack any such judgment. Demurrer at 5-
6. The ARV Defendants' argument is misplaced; they misunderstand section 389(a)(1)'s test. The issue is whether complete relief can be accorded among those already parties -- not whether any conceivable future collateral attack is possible.

      In this case, and specifically in its motion for a preliminary injunction, Emeritus requests that: (i) the sales of ARV stock to Prometheus effected by the Prometheus Transactions be rescinded; (ii) ARV's redemption of the convertible notes held by Prometheus be rescinded; (iii) Prometheus not be permitted to vote its ARV shares at the upcoming annual meeting of shareholders and that ARV not be permitted to count those votes, and (iv) ARV's Poison Pill be enjoined. This relief simply does not affect LFREI. LFREI has no stock to vote; and there have been no stock purchases by LFREI to rescind. In short, the Court can afford complete relief among the parties whether or not LFREI is joined as a defendant. As the Lungren court explained, "[t]his is not a case, for example, in which a party not before the court owns some unspecified interest in property which precludes a final determination of the interests held in that property by those who do appear as parties." Lungren, 56 Cal. App. 4th at 792, 65 Cal. Rptr. at 876-77.

      The ARV Defendants' argument under Section 389(a)(2) is also incorrect. As noted above, Section 389(a)(2) requires that a person be joined if he claims an interest relating to the subject of the action and is so situated that the disposition of the action in his absence may
         (i) as a practical matter impair or impede his ability to protect that interest or (ii) leave any of the persons already parties subject to a substantial risk of incurring double, multiple, or otherwise inconsistent obligations by reason of his claimed interest.

      In applying subparagraph (2)(i), the ARV Defendants claim that a judgment rescinding the Prometheus Transactions in LFREI's absence could subject LFREI to subsequent actions by ARV to enforce these transactions. Again, the ARV Defendants' argument is deficient. First, the statute requires that LFREI "claims an interest" in the case, which has not occurred here. Second, the ARV Defendants' position completely ignores the principles of res judicata. ARV would have had its day in court on the issue of whether the stock and note sales in the Prometheus Transactions should be rescinded. If defendants lose that issue in this case, ARV could not then bring suit against LFREI to enforce the Prometheus Transactions. See Slater v. Blackwood, 15 Cal.3d 791, 795, 126 Cal. Rptr. 225, 226 (1995) ("A valid final judgment in favor of a party serves as a complete bar to further litigation on the same cause of action.").

      Moreover, the ARV Defendants' argument, and the entire Demurrer, is fundamentally flawed because it treats Prometheus as the alter ego of LFRE. In fact, under the Prometheus Transactions, Prometheus and LFREI have separable rights, obligations and benefits. The FAC does not seek to disturb LFREI's interest, to the extent it has any, under the Prometheus Transactions. Rather, the FAC seeks to enjoin and undo ARV's and Prometheus' interests in the Prometheus Transactions.

      For instance, under the RSA, one of the principal agreements constituting the Second Prometheus Transaction, Prometheus and LFREI must vote any ARV stock that they might separately own during the three-years standstill period in favor of the present Board. See OC, Ex. P, Section 3.1. The FAC requests that the Court enjoin Prometheus from voting the shares of ARV it improperly obtained. FAC Paragraph 139. Contrary to the Demurrer, the FAC is not concerned with any shares that LFREI obtained in the public market at that stock's publicly traded value, but is concerned with the stock acquired by Prometheus at a "sweetheart" price in a series of transactions that ARV is attempting to impose forcibly on its shareholders without their approval. Prometheus, not LFREI, is the purchaser of the ARV shares under the First Prometheus Transaction and the purchaser of the Notes under the Second Prometheus Transactions. OC, Exs. C at Section 2.1, Ex. M at Section 2.1. Prometheus, not LFREI, is identified as the beneficial owner of the ARV stock in ARV's preliminary proxy materials filed in August of last year. OC, Ex. R at 22. Moreover, whatever limited interest LFREI may have had in the Prometheus Transactions is now attenuated at best given its assignment of interests in Prometheus to LFSRI and its concession in its SEC filings that Prometheus has control over the voting of the ARV stock at issue in this case.

      The cases relied on by the ARV Defendants in support of their argument are distinguishable. Unlike this action, in the cases on which the ARV Defendants rely, there was no other party to the litigation who could protect the absent party's interest. This distinction is underscored in Citizens Assn. v. County of Inyo, 172 Cal. App. 3d 151, 217 Cal. Rptr. 983 (Cal. Ct. App. 1985).

      In Citizens Assn., plaintiffs sued the County of Inyo and a real estate developer, alleging that the County did not properly assess the environmental impact of a real estate development project. The plaintiffs named the developer who was the buyer in escrow of the property at issue, but did not name the owner of the subject property. The court rejected the argument that the owner of the real property was a necessary party under CCP Section
389(a), and held that "[a]lthough the owner of the subject property would have been a proper real party in interest, such owner was not a necessary party partly because his ability to protect his interest was not impaired or impeded. Instead, that interest was ably argued by [the real estate developer], as a real party in interest." Id. at 161-62, 217 Cal. Rptr. at
899. The court then distinguished Sierra Club, Inc. v. California Coastal Com., 95 Cal. App. 3d 495, 157 Cal. Rptr. 190 (1979), a case relied upon by the ARV Defendants. The court said that Sierra Club, Inc. was inapposite because there the absent party's interest "was not represented by any party in a similar position." Id.

      Here, LFREI's interests (assuming that it has any) in the agreements is adequately represented by the ARV Defendants and Prometheus. LFREI's purported interest in this action presumably would be to defend the validity of the Prometheus Transactions. This position is similar, if not identical, to what the ARV Defendants and Prometheus will argue. Although the ARV Defendants' and Prometheus' interests are separable from LFREI's, their interests in the survival of the Prometheus Transactions are identical. Moreover, Prometheus is represented in this action by the same law firm that represented both Prometheus and LFREI in the negotiation of the Prometheus Transactions.

      Finally, the ARV Defendants claim that a disposition in Emeritus' favor would subject Prometheus and LFREI to further suits to enforce the voting obligations under the Prometheus Transactions. Demurrer at 6. This argument is fanciful at best. First, if the Court rendered a judgment rescinding the Prometheus Transactions, ARV could not then sue LFREI in a different action to enforce these transactions under the basic principles of res judicata described earlier. Second, the ARV Defendants expect the Court to believe that LFREI might sue Prometheus, an investment wholly owned by a limited partnership in which LFREI is a general partner, to enforce the Prometheus Transactions. Clearly, the ARV Defendants are attempting to create issues, facts and rules of law where they do not exist in an effort to divert the Court's attention from the true nature of this case - the illegal rigging of the vote to be taken at ARV's annual meeting of shareholders and the improper seizure of control over ARV by the ARV Defendants and Prometheus. The California Supreme Court has firmly cautioned against a liberal use of section 389 and observed that "we should...be careful to avoid converting a discretionary power or a rule of fairness in procedure into an arbitrary and burdensome requirement which may thwart rather than accomplish justice." Citizens Assn., 172 Cal. App. 3d at 162, 217 Cal. Rptr. at 899 (citing Bank of California v. Superior Ct., 16 Cal.2d 516, 521 (Cal. 1940)).

4. EMERITUS HAS ALLEGED THROUGHOUT THE AMENDED COMPLAINT THAT IT IS A SHAREHOLDER OF ARV.

      The ARV Defendants alternative ground for dismissal of the FAC is equally meritless. First, the ARV Defendants claim that Emeritus failed to allege that it is a shareholder of ARV. This is simply not true. Emeritus alleges on at least four instances in the text of the FAC that it is a shareholder of ARV. Amended Complaint at 6:2-3 ("the Redemption is a blatant attempt by the Board to entrench itself by buying votes at the expense of ARV's public shareholders and Emeritus."), at 13:25-26 ("The combined effect of these changes would have been to make it virtually impossible for Emeritus or any other shareholder to elect its own director nominee..."), at 20:20-22 ("Accordingly, the adoption of the 123% redemption provision by the ARV Defendants constituted a breach of fiduciary duty to Emeritus and other ARV shareholders."), at 22:2-3("The combined effect of these changes will be to make it impossible for Emeritus or any other shareholder to elect its own director nominee...").

      Moreover, in four separate exhibits to the Original Complaint, Emeritus clearly states that it is a shareholder of ARV. See OC, Exs. G, J, S, R. Indeed, one such exhibit contains ARV's preliminary proxy materials filed with the SEC last August, which clearly identify Emeritus as owning 1,077,200 shares of ARV or 9.3% of its outstanding stock at the time. OC, Ex. R at 22. California courts have been clear that ultimately the important thing "is that the complaint as a whole contain sufficient facts to apprise the defendant of the basis upon which the plaintiff is seeking relief." Perkins v. Superior Ct., 117 Cal. App. 3d 1, 6, 172 Cal. Rptr. 427, 430 (1981)(emphasis added).
Emeritus has easily satisfied this standard. Moreover, it would be disingenuous for the ARV Defendants to contend that they are not on notice of the fact that Emeritus is a shareholder of ARV.

      Second, the ARV Defendants argue that dismissal is proper because Emeritus, as a potential competitor and purchaser of ARV, cannot represent ARV shareholders in a derivative suit. Demurrer at 9. This is not a derivative suit, however. The FAC clearly alleges that the case is brought individually and directly, and not derivatively. FAC, Paragraph 27 at 8:15.

      Finally, without any legal, factual or logical basis, the ARV Defendants argue in four sentences that Emeritus' entire FAC ought to be dismissed because it is their subjective belief that Emeritus is not good enough to deserve fiduciary duties. Demurrer at 10. Again, wishful thinking by the ARV Defendants is not the law in California. "Emeritus' primary motivation"(5) is irrelevant at the demurrer stage. A demurrer tests the sufficiency of the pleadings alone. 5 B.E. Witkin, California Procedure - Pleading, Section
900, at 358 (4th ed. 1997). The well pleaded allegations of Emeritus' First Amended Complaint must be accepted as true for purposes of review. Angie M.
v. Superior Ct., 7 Cal. App. 4th 1217, 1223, 44 Cal. Rptr. 2d 197, 201 (Cal.
Ct. App. 1995).

-----------
(5) See Demurrer at 10.

      Moreover, the ARV Defendants ignore another fundamental rule in California. That is, ARV's Board owes a fiduciary duty to all of its shareholders. California Corporations Code Section 309(a). ARV's Board cannot pick-and-choose to which shareholders it will owe a fiduciary duty. See 2 Harold Marsh, Jr. et al., Marsh's California Corporation Law, Section 11.7, at 828 (3rd ed. 1997 Supp.) ("Directors owe a duty of highest good faith to the corporation and its shareholders."); see also, Jones v. H.F. Ahmanson & Co., 1 Cal.3d 93, 107, 81 Cal. Rptr. 592, 599 (1969) (majority shareholders "power to control the corporation must benefit all shareholders"). This Court should also dismiss this argument as meritless.

5.    CONCLUSION

      For the foregoing reasons, Emeritus respectfully requests that the ARV Defendants' Demurrer be overruled in all respects.

DATED:  January 16, 1998.
                                    GIBSON, DUNN & CRUTCHER LLP
                                    WAYNE W. SMITH
                                    JOSEPH P. BUSCH, III
                                    RAFFAELE G. FAZIO

                                    DAVIS POLK & WARDWELL
                                    MICHAEL P. CARROLL
                                    JAMES H.R. WINDELS

                                    By: /s/ Joseph P. Busch, III
                                       -------------------------
                                       Joseph P. Busch, III

                                    Attorneys for Plaintiff
                                    EMERITUS CORPORATION